                                                                  EXHIBIT (a)(5)

                           [OAK TECHNOLOGY LETTERHEAD]





August 15, 2001




Dear Employee,

On behalf of the Board of Directors, I am pleased to offer to you the ability to participate in Oak's Stock Option Exchange Program. This program is being offered to employees holding existing options at exercise prices significantly higher than the current market price of Oak stock. Oak's Board of Directors approved this program as a means to provide retention and performance incentives to employees like you, who hold options priced at $15.00 or higher.

The materials necessary for you to educate yourself on the offer are enclosed in this package. I encourage you to take the time necessary to understand the enclosed materials so that you will be able to make the decision that is best for you. To further assist you in reviewing this material we will hold informational meetings in Sunnyvale and Woburn later this week and post Frequently Asked Questions on OakNet. Details on these meetings and the OakNet postings will follow by email.

Thank you for your contributions to Oak. I look forward to your continued efforts in the coming years.

Sincerely,

/s/ Young K. Sohn

Young K. Sohn
CEO and Chairman of the Board